Exhibit 12
DENBURY RESOURCES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Nine Months Ended
	2005	2006	2007	2008	2009	30-Sep-10
	(amounts in thousands)
Earnings:
Pretax income from continuing operations	248,041	329,574	393,414	624,228	(122,189)	460,370
Plus: Equity in (earnings) loss of affiliates	(314)	(776)	1,110	(5,354)	(6,657)	(587)
Plus: Distributed income of equity investees	528	925	1,427	7,139	11,642	—
Plus: Amortization of capitalized interest	—	53	169	1,420	2,427	3,236
Plus: Fixed charges (below)	21,059	37,533	55,917	67,576	122,795	184,838
Less: Interest capitalized	(1,649)	(11,333)	(20,385)	(29,161)	(68,596)	(56,079)

Earnings	267,665	355,976	431,652	665,848	(60,578)	591,778

Fixed Charges:
Interest expense	17,978	23,575	30,830	32,596	47,430	123,230
Capitalized interest	1,649	11,333	20,385	29,161	68,596	56,079
Interest component of rent expense (1)	1,432	2,625	4,702	5,819	6,769	5,529
Imputed preferred dividend	—	—	—	—	—	—
Preferred dividend tax effect	—	—	—	—	—	—

Fixed charges	21,059	37,533	55,917	67,576	122,795	184,838

Ratio of earnings to fixed charges	12.7	9.5	7.7	9.9	(0.5) (2)	3.2

(1)	Represents that portion of rental expense that we believe to be representative of interest expense.

(2)	Earnings were inadequate to cover fixed charges by $183.4 million.